Exhibit 12.2

HCP, Inc.

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	YTD JUN-07	YTD DEC-06
PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES	(In thousands, except ratios)

Fixed Charges:
Interest Expense and Debt Amortization	$237,699	$552,548
Rental Expense	3,030	6,110
Capitalized Interest	9,992	21,404

Fixed Charges	$250,721	$580,062

Earnings:
Pretax Income (Loss) from Continuing Operations before minority Interest and Income from Equity investees	16,337	(114,968)
Add Back Fixed Charges	250,721	580,062
Add Distributed Income from Equity Investees	3,110	10,565
Add Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	(532)	(69)
Less Capitalized Interest	(9,992)	(21,404)
Less Minority Interest from Subsidiaries without fixed charges	(3,641)	(9,474)

Total	$256,003	$444,712

Ratio of Earnings to Fixed Charges (1)	1.02	—

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization	$237,699	$552,548
Preferred Stock Dividend	10,566	21,130
Rental Expense	3,030	6,110
Capitalized Interest	9,992	21,404

Fixed Charges	$261,287	$601,192

Earnings (see above)	$256,003	$444,712

Ratio of Earnings to Fixed Charges (2)	—	—

(1)          For the Pro Forma Ratio of Earnings to Fixed Charges for Year Ended December 31, 2006, pro forma fixed charges exceeded pro forma earnings resulting in a deficiency of $135 million.

(2)          For the Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for Year Ended December 31, 2006 and for the Six Months ended June 30, 2007, pro forma fixed charges exceeded pro forma earnings resulting in deficiencies of $156 million and $5 million, respectively.